                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[ ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
     OF 1934

                    For the Fiscal Year Ended ______________

                                       OR

[x] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Transition Period from 6/30/02 to 12/31/02
                                              -------    --------

                         Commission File Number 1-11373
                                                -------

  Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of
  ----------------------------------------------------------------------------
                                  Puerto Rico
                                  -----------

                            (Full Title of the Plan)

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                 Financial Statements and Supplemental Schedule

          December 31, 2002 and June 30, 2002 and the six month period ended December 31, 2002

                                TABLE OF CONTENTS

Report of Independent Auditors.......................................................................   3

Audited Financial Statements

     Statements of Net Assets Available for Benefits.................................................   4

     Statement of Changes in Net Assets Available for Benefits.......................................   5

     Notes to Financial Statements...................................................................   6

Supplemental Schedule

     Schedule of Assets (Held At End of Year)........................................................  11

Signature............................................................................................  12

Exhibits:

     Exhibit 23.01 - Consent of Independent Auditors

     Exhibit 99.01 - Certification of a Plan Committee Member
                     and the Plan Committee Chairperson, pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002

                         Report of Independent Auditors

To the Plan Committee of
Cardinal Health Profit Sharing, Retirement and Savings Plan
For Employees of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of Cardinal Health Profit Sharing, Retirement & Savings Plan for Employees of Puerto Rico as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits for the six month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and June 30, 2002, and the changes in its net assets available for benefits for the six month period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio                                           /s/ Ernst & Young LLP
May 15, 2003

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          For Employees of Puerto Rico

                 Statements of Net Assets Available for Benefits

                                                                    DECEMBER 31,              JUNE 30,
                                                                       2002                     2002
                                                                  ---------------------------------------
ASSETS:
    Investments, at fair value                                      $ 9,613,403              $ 8,363,467

    Receivables:
      Contributions from employer                                        21,406                1,281,099
      Contributions from participant                                     51,076                   36,479
                                                                  ---------------------------------------
    Total receivables                                                    72,482                1,317,578
                                                                  ---------------------------------------

Net assets available for benefits                                   $ 9,685,885              $ 9,681,045
                                                                  =======================================


See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          For Employees of Puerto Rico

            Statement of Changes in Net Assets Available for Benefits

                                                                                                      FOR THE SIX MONTH
                                                                                                         PERIOD ENDED
                                                                                                         DECEMBER 31,
                                                                                                             2002
                                                                                                  -------------------------
Additions:
     Contributions:
         Employer                                                                                        $   196,717
         Participant                                                                                         508,185
     Interest and dividend income                                                                             46,139
                                                                                                         -----------
         Total additions                                                                                     751,041

DEDUCTIONS:
     Benefits paid directly to participants                                                                  349,011
     Net depreciation in fair value of investments                                                           225,100
     Plan's interest in Master Trust net investment loss                                                     149,507
     Administrative expenses                                                                                  22,583
                                                                                                         -----------
         Total deductions                                                                                    746,201

Net increase                                                                                                   4,840

Net assets available for benefits, beginning of period                                                     9,681,045
                                                                                                         -----------

Net assets available for benefits, end of period                                                         $ 9,685,885
                                                                                                         ===========


See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                          Notes to Financial Statements

                                December 31, 2002


1.        DESCRIPTION OF PLAN

GENERAL

The Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico (the Plan) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the Company) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined. This description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Effective January 1, 2001, the Company established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Certain of the Plan's investments are not included in the Master Trust.

Effective June 30, 2002, the Plan was amended to change the Plan year to a calendar year, with a short Plan year for the six month period of July 1, 2002 to December 31, 2002.

CONTRIBUTIONS

Participants may contribute 1% to 10% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching and profit sharing contributions are invested as directed by participants. Contributions are subject to certain limitations.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

1.       DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service, as defined. Such forfeited amounts are used to reduce future Company contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant's vested account. All amounts in participant accounts are participant-directed.

VESTING

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of vesting service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

PAYMENT OF BENEFITS

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain "hardship" circumstances.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.       INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31, 2002 and June 30, 2002 are as follows:

                                                                                      DECEMBER 31,          JUNE 30,
                                                                                         2002                 2002
                                                                                      --------------------------------
       Plan's interest in Master Trust                                                $4,681,127           $4,021,255
       Dodge & Cox Stock Fund, mutual fund                                             1,114,668            1,096,948
       PIMCO Total Return Fund, mutual fund                                              504,217              350,321
       Cardinal Health, Inc. common stock                                                651,672              375,343



NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002:

Net depreciation in fair value of investments as determined by quoted market prices:

     Mutual Funds                                                                             $        (211,439)
     Cardinal Health, Inc. common stock                                                                 (13,661)
                                                                                              -----------------
              Total net depreciation                                                          $        (225,100)
                                                                                              =================

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

4.  ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily, based on quoted market prices, and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment loss presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS AS OF:

                                                                               DECEMBER 31,                  JUNE 30,
                                                                                  2002                         2002
                                                                          --------------------         -------------------
   Investments at fair value:
        Mutual funds                                                             $144,144,606                $149,937,923
        Common, Collective Trusts                                                 382,873,704                 370,893,945
                                                                          --------------------         -------------------
                 Total investments                                               $527,018,310                $520,831,868
                                                                          ====================         ===================

The Plan's share of assets in the Master Trust was less than 1% or $4,681,127 and $4,021,255 at December 31, 2002 and June 30, 2002, respectively.

MASTER TRUST
INVESTMENT INCOME (LOSS)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2002:

Dividend and interest income                                                                            $   6,428,062
Net depreciation in fair value of investments as determined by quoted market prices:
     Mutual funds                                                                                         (10,142,598)
     Common, Collective Trusts                                                                            (12,547,922)
                                                                                                   --------------------
              Total investment loss                                                                     $ (16,262,458)
                                                                                                   ====================

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

5.       INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rican Department of Treasury dated July 10, 2000, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.       RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. common stock, which is exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.       RELATED PARTY TRANSACTIONS

The Plan held $651,672 and $375,343 of Cardinal Health, Inc. common stock as of December 31, 2002 and June 30, 2002, respectively.

            Cardinal Health Profit Sharing, Retirement & Savings Plan
                          for Employees of Puerto Rico
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                             As of December 31, 2002

 IDENTITY OF ISSUER, BORROWER,                    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                 CURRENT
 LESSOR, OR SIMILAR PARTY                               RATE OF INTEREST, MATURITY OR PAR VALUE                       VALUE
 ------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
*Cardinal Health, Inc.                                             11,010 shares                                    $   651,672

MUTUAL FUNDS
Dodge & Cox Stock Fund                                             12,659 shares                                      1,114,668
PIMCO Total Return Fund                                            47,256 shares                                        504,217
Liberty Acorn USA Fund                                             26,571 shares                                        379,433
* Putnam Vista Fund                                                23,219 shares                                        143,724
* Putnam Investors Fund                                            53,288 shares                                        474,798

LOANS
Loans to participants                                             3.92 to 10.50%                                      1,663,764
                                                                                                            --------------------
Total                                                                                                               $ 4,932,276
                                                                                                            ====================

*  Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan committee have duly caused this transition report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CARDINAL HEALTH
                                   PROFIT SHARING, RETIREMENT AND
                                   SAVINGS PLAN FOR EMPLOYEES OF
                                   PUERTO RICO

Date: June 27, 2003                /s/ Richard J. Miller
                                   -----------------------------------
                                   Richard J. Miller, Plan Committee Member